
## THE CHINA FUND, INC. (CHN)



Asian Direct
Capital Management

## IN BRIEF

| | | |
|---|---|---|
| Net asset value per share | US$ | 26.26 |
| Market price | US$ | 29.89 |
| Premium/(discount) | | 13.82% |
| Fund size | US$264.8m | |

Past performance is not a guide to future returns.
Source: State Street Corporation. *Source for index data: MSCI.

| At September 30, 2004 | | US$ returns |
|---|---|---|
| | China Fund NAV | MSCI Golden Dragon* |
| | % | % |
| One month | 4.8 | 2.6 |
| One year | 12.7 | 13.5 |

## MANAGER'S COMMENTARY

It has been a busy month for us in Shanghai. We met a horde of US institutional investors, many visiting for the first time to see whether they should start investing in China. Hopefully they will conclude in the affirmative. I am sure none of the visits were connected with Shanghai's hosting of China's first ever Formula One race. Sitting in the grandstand with ear-plugs inserted, the parallels between a Grand Prix and the Chinese economy became clear: lots of noise, objects travelling at high velocity and much confusion as to who is actually winning. The eventual winner, Burrichello, confidently predicted the emergence of future Chinese F1 champions based on the ferocity of driving on Shanghai's roads. The latest barrage of statistics did clear the confusion a little; the markets took heart from the slowing pace of money growth (to 13.6%) and fixed asset investment (to 26.3%). CPI growth stayed at 5.3%, but this disguised some decline in the growth rate of food inflation (+13.9%), but a slight pick up in non-food inflation (+1.0%). The authorities subsequent reaction, backing away from any early rise in interest rates, indicates that the September CPI, to be announced in mid October, may dip. What inflation means in practical terms was illustrated by our recent visit to snack maker Want Want. In the first half its cost for rice increased by 62% year-on-year, sugar and palm oil by 20%, peas by 18% and potatoes and milk powder by 15%. This is part of a clear, politically-motivated transfer of wealth towards the neglected rural sector, which explains your Fund's concentration of investments in this area.

With all the interim results now in, your Fund's listed portfolio showed an average weighted net profit growth of 70% year-on-year in the first half on revenue growth of 42%. This contradicts the many articles appearing in the West about a China slow-down or hard landing. As Chang Siwei, vice-chairman of the National People's Congress, succinctly commented about the administrative measures introduced earlier in the year: "We want to improve the effectiveness and efficiency of our investments. China doesn't want to slow economic growth". After a good recovery in late August, both the Hang Seng Index and the Taiwan Index traded sideways in September. H shares rallied as the threat of US and Chinese interest rate rises diminished. After touching a five-year low on September 13, the domestic A share market showed the sharpest rally. This was spurred by Premier Wen's call to "accelerate implementation of the nine guidelines", which, translated, was a message from Wen to his ministers to push ahead with capital market reform. The first result has been a veto given to minority shareholders on important votes — a significant development in a stockmarket still dominated by state-controlled enterprises.

## INVESTMENT STRATEGY

Your Fund is 95.9% invested with holdings in 60 companies. With the Fund's financial year-end approaching, our portfolio activity has largely been confined to booking losses to offset large realised gains taken earlier in the year. However, the fund did increase its stake in **Chindex** (CHDX US) (medical equipment distribution and hospital management) whose second hospital is due to open in Shanghai on October 21.

## MESSAGE TO INVESTORS

As we approach the end of our financial year it seems likely that the company will pay a dividend in January, which is a result of profits taken early in the year. Dividends can be taken in cash or stock. Dividend shares will be issued at the greater of net asset value or a 5% discount to the market price. The Fund is currently trading at a 13.82% premium to net asset value.

**DIRECT INVESTMENT MANAGER'S COMMENTARY**

We are maintaining a high level of activity in the Direct Investment portfolio. On September 20 the Fund increased its investment in **teco Optronics** to around US$ 0.55 million by subscribing its pro-rata share in a rights issue. Investment proceeds will be used to expand production capacity as demand grows for technologically innovative OLED displays in consumer electronics. **Tomoike** and the Fund's other direct investments continue to perform well.

The slow down of the PRC economy is creating opportunities to make investments in quality companies on unusually attractive terms. Though many economic statistics suggest the PRC Government will achieve a soft landing for the economy, this has not yet been achieved. We are therefore focusing our new deal activity on companies that are relatively unaffected by the direct measures to slow the economy, or where we can invest on valuations which discount the less optimistic expectations.

*KOH Kuek Chiang, Asian Direct Capital Management*

## FUND DETAILS

| | |
|---|---|
| Market cap | US $306.4m |
| Shares outstanding | 10,081,913 |
| Exchange listed | NYSE |
| Listing date | July 10, 1992 |
| Investment adviser | Martin Currie Inc |
| Direct investment manager | Asian Direct Capital Management |

Source: State Street Corporation.

## SECTOR ALLOCATION

| | The China Fund, Inc | MSCI Golden Dragon |
|---|---|---|
| Industrials | 22.1% | 13.3% |
| Consumer discretionary | 18.5% | 6.7% |
| Information technology | 15.1% | 17.0% |
| Materials | 9.2% | 7.5% |
| Utilities | 8.3% | 8.9% |
| Financials | 7.6% | 31.9% |
| Consumer staples | 6.2% | 0.5% |
| Healthcare | 3.2% | 0.1% |
| Energy | 2.9% | 6.4% |
| Telecommunications | 2.8% | 7.7% |
| Other assets & liabilities | 4.1% | — |
| **Total** | **100.0%** | **100.0%** |

Source: State Street Corporation.

## ASSET ALLOCATION



| | |
|---|---|
| Hong Kong | 52.0% |
| Taiwan | 29.7% |
| Singapore | 0.2% |
| B shares | 2.7% |
| New York | 6.4% |
| Direct | 4.9% |
| Other assets & liabilities | 4.1% |

Source: State Street Corporation

## PERFORMANCE                                                                (US$ RETURNS)

| | NAV % | Market price % |
|---|---|---|
| One month | 4.8 | 3.4 |
| Year to date | 0.3 | -26.7 |
| 3 years (annualized) | 30.6 | 44.4 |

Past performance is not a guide to future returns.

Source: State Street Corporation

## DIRECT INVESTMENTS (4.9%)

| | | |
|---|---|---|
| Tomoike Industrial (HK) Ltd | Industrials | 2.4% |
| Captive Finance | Financials | 1.2% |
| Global E Business | Information technology | 1.1% |

teco Optronics | Information technology | 0.2%

**15 LARGEST LISTED INVESTMENTS (45.4%)**

| | | |
|---|---|---|
| Chaoda Modern Agriculture | Consumer staples | 5.4% |
| BYD | Industrials | 3.7% |
| TCL International | Consumer discretionary | 3.6% |
| Sohu.com | Information technology | 3.3% |
| Shanda Interactive | Consumer discretionary | 2.9% |
| Anhui Expressway | Utilities | 2.9% |
| Comba Telecom Systems | Telecommunications | 2.8% |
| Cathay Financial | Financials | 2.7% |
| Shenzhen Expressway | Utilities | 2.7% |
| Xinao Gas | Utilities | 2.7% |
| China International Marine | Industrials | 2.7% |
| China Metal Products | Materials | 2.7% |
| Merry Electronics | Consumer discretionary | 2.5% |
| Synnex Technologies | Consumer discretionary | 2.4% |
| TPV Technology | Industrials | 2.4% |

Source: State Street Corporation

**FUND PERFORMANCE (BASED ON NET ASSET VALUE)**                **(US$ RETURNS)**

| | One month % | Three months % | Calendar year to date % | One year % | Three years % pa | Five years % pa | Since launch % pa |
|---|---|---|---|---|---|---|---|
| The China Fund, Inc. | 4.8 | 6.2 | 0.3 | 12.7 | 30.6 | 16.2 | 7.9 |
| MSCI Golden Dragon | 2.6 | 6.2 | 3.1 | 13.5 | 17.3 | -1.0 | n/a |
| Hang Seng Chinese Enterprise | 8.3 | 8.4 | -7.8 | 43.3 | 39.3 | 14.5 | n/a |

Past performance is not a guide to future returns.

Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.

Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2002 Bloomberg LP for the Hang Seng Chinese Enterprise.

# PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of September 30, 2004.

# THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of September 30, 2004.



| | 1993 | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Total** | 0.91 | 0.61 | 0.09 | 0.08 | 0.50 | 0.08 | 0.11 | 0.00 | 0.13 | 0.21 | 1.78 |
| Income | 0.09 | 0.01 | 0.09 | 0.08 | 0.50 | 0.08 | 0.11 | 0.00 | 0.13 | 0.06 | 0.07 |
| Long term capital | 0.04 | 0.24 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.67 |
| Short term capital | 0.79 | 0.36 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.15 | 1.04 |

Past performance is not a guide to future returns.
Source: State Street Corporation.

| Sector | Company (BBG ticker) | Price | Holding | Value $ | % of portfolio |
|---|---|---|---|---|---|
| **Hong Kong** | | | | | **52.0%** |
| Chaoda Modern Agriculture | 682 HK | HK$2.6 | 43,089,900 | 14,366,800 | 5.4% |
| BYD | 1211 HK | HK$23.7 | 3,225,000 | 9,801,426 | 3.7% |
| TCL International | 1070 HK | HK$2.3 | 32,318,000 | 9,635,597 | 3.6% |
| Anhui Expressway | 995 HK | HK$3.4 | 17,778,000 | 7,694,278 | 2.9% |
| Comba Telecom Systems | 2342 HK | HK$3.8 | 15,356,000 | 7,384,491 | 2.8% |
| Shenzhen Expressway | 548 HK | HK$2.7 | 21,494,000 | 7,235,320 | 2.7% |
| Xinao Gas | 2688 HK | HK$4.0 | 13,976,000 | 7,124,120 | 2.7% |
| TPV Technology | 903 HK | HK$4.9 | 9,968,000 | 6,295,431 | 2.4% |
| Golden Meditech | 8180 HK | HK$1.6 | 27,900,000 | 6,046,473 | 2.3% |
| Solomon Systech | 2878 HK | HK$2.0 | 20,698,000 | 5,374,828 | 2.0% |
| Weichai Power | 2338 HK | HK$15.8 | 2,536,000 | 5,138,277 | 1.9% |
| Fountain Set | 420 HK | HK$5.9 | 6,714,000 | 5,036,727 | 1.9% |
| Sinotrans | 598 HK | HK$2.7 | 12,835,000 | 4,443,967 | 1.7% |
| Yanzhou Coal Mining | 1171 HK | HK$10.1 | 3,146,000 | 4,074,659 | 1.5% |
| China Shipping Container Lines | 2866 HK | HK$3.4 | 9,221,000 | 3,961,266 | 1.5% |
| Huaneng Power | 902 HK | HK$6.3 | 4,494,000 | 3,630,654 | 1.4% |
| China Fire Safety | 8201 HK | HK$0.5 | 50,380,000 | 3,197,971 | 1.2% |
| Weiqiao Textile | 2698 HK | HK$12.7 | 1,854,500 | 3,020,242 | 1.1% |
| Proview International | 334 HK | HK$1.6 | 13,644,000 | 2,799,451 | 1.1% |
| Natural Beauty Bio-Technology | 157 HK | HK$0.6 | 32,780,000 | 2,354,009 | 0.9% |
| China Rare Earth | 769 HK | HK$1.2 | 15,254,000 | 2,347,341 | 0.9% |
| Fujian Zijin Mining | 2899 HK | HK$2.6 | 7,000,000 | 2,333,902 | 0.9% |
| Beiren Printing Machinery | 187 HK | HK$2.5 | 7,000,000 | 2,266,578 | 0.8% |
| Ocean Grand Chemicals | 2882 HK | HK$1.0 | 17,379,000 | 2,228,620 | 0.9% |
| Nanjing Dahe Outdoor Media | 8243 HK | HK$0.4 | 37,500,000 | 2,163,989 | 0.8% |
| Sino Golf | 361 HK | HK$1.4 | 11,835,000 | 2,139,925 | 0.8% |
| Asia Aluminium | 930 HK | HK$0.9 | 18,000,000 | 1,962,016 | 0.7% |
| Asia Zirconium | 395 HK | HK$1.1 | 13,196,000 | 1,861,428 | 0.7% |
| TCL Communication | 2618 HK | HK$1.1 | 8,783,200 | 1,238,958 | 0.5% |
| Arcontech | 8097 HK | HK$0.2 | 18,386,000 | 407,891 | 0.2% |
| Hong Kong.com | 8006 HK | HK$0.5 | 1,566,000 | 100,409 | 0.1% |
| **Taiwan** | | | | | **29.7%** |
| Cathay Financial | 2882 TT | NT$64.0 | 3,862,000 | 7,273,926 | 2.7% |
| China Metal Products | 1532 TT | NT$37.9 | 6,328,714 | 7,058,807 | 2.7% |
| Merry Electronics | 2439 TT | NT$73.5 | 3,012,016 | 6,515,102 | 2.5% |
| Synnex Technologies | 2347 TT | NT$48.5 | 4,465,604 | 6,373,802 | 2.4% |
| Taiwan Green Point | 3007 TT | NT$97.0 | 2,155,749 | 6,153,845 | 2.3% |
| Fubon Financial | 2881 TT | NT$31.2 | 5,453,952 | 5,007,749 | 1.9% |
| Polaris Securities | 2854 TT | NT$17.1 | 9,407,587 | 4,734,248 | 1.8% |
| Cheng Shin Rubber | 2105 TT | NT$41.6 | 3,305,974 | 4,047,337 | 1.5% |
| Taiwan Hon Chuan Enterprise | 9939 TT | NT$29.6 | 4,387,403 | 3,821,870 | 1.4% |
| Chicony Electronics | 2385 TT | NT$41.0 | 3,001,152 | 3,621,166 | 1.4% |
| Radiant Opto-Electronics | 6176 TT | NT$64.5 | 1,890,000 | 3,587,552 | 1.4% |
| Asia Optical | 3019 TT | NT$164.0 | 686,937 | 3,315,411 | 1.2% |
| Tripod Technology | 3044 TT | NT$39.0 | 2,503,413 | 2,873,252 | 1.1% |
| Wintek | 2384 TT | NT$38.6 | 2,421,104 | 2,750,283 | 1.0% |
| Data Systems Consulting | 2447 TT | NT$21.9 | 4,237,987 | 2,731,369 | 1.0% |
| Taiwan FamilyMart | 5903 TT | NT$51.0 | 1,567,231 | 2,352,230 | 0.9% |
| Vanguard International Semiconductor | 5347 TT | NT$20.0 | 3,121,800 | 1,836,515 | 0.7% |
| Yieh United Steel | 9957 TT | NT$15.7 | 3,500,000 | 1,615,068 | 0.6% |
| ET Internet Technology | 2614 TT | NT$17.5 | 2,877,000 | 1,481,680 | 0.6% |
| Soft-World International | 5478 TT | NT$51.5 | 933,457 | 1,414,745 | 0.6% |
| **Singapore** | | | | | **0.2%** |
| Autron | AAT SP | SGD0.3 | 2,795,000 | 431,468 | 0.2% |
| **B shares** | | | | | **2.7%** |
| China International Marine | 200039 CH | HK$14.1 | 3,908,395 | 7,086,945 | 2.7% |
| **New York** | | | | | **6.4%** |
| Sohu.com | Sohu US | US$16.6 | 526,286 | 8,752,136 | 3.3% |
| Shanda Interactive | SNDA US | US$24.0 | 324,300 | 7,783,200 | 2.9% |
| Chindex International | CHDX US | US$9.0 | 69,987 | 629,883 | 0.2% |

| | | | |
|---|---|---|---|
| **Direct** | | | **4.9%** |
| Tomoike Industrial | 825,000 | 6,332,614 | 2.4% |
| Captive Finance | 2,000,000 | 3,045,000 | 1.2% |
| Global E Business | 40,000 | 3,000,731 | 1.1% |
| teco Optronics | 1,861,710 | 547,884 | 0.2% |
| **Other assets & liabilities** | | | **4.1%** |

**OBJECTIVE**

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

**CONTACTS**

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com

**Important information**: This newsletter is issued and approved by Martin Currie Inc (MC Inc), as investment adviser. MC Inc is authorised and regulated by the Financial Services Authority (FSA) and incorporated under limited liability in New York, USA. Registered in Scotland (No BR2575), registered address Saltire Court, 20 Castle Terrace, Edinburgh, EH1 2ES. Information herein is believed to be reliable but has not been verified by MC Inc. MC Inc makes no representation or warranty and does not accept any responsibility in relation to such information or for opinion or conclusion which the reader may draw from the newsletter.

China Fund Inc (the fund) is classified as a 'non-diversified' investment company under the US Investment Company Act of 1940. It meets the criteria of a closed- ended US mutual fund and its shares are listed on the New York Stock Exchange. MC Inc has been appointed investment adviser to the listed equity portfolio of the fund. Asian Direct Capital Management is the direct investment manager to the fund.

This newsletter does not constitute an offer of shares. MC Inc, its ultimate and intermediate holding companies, subsidiaries, affiliates, clients, directors or staff may, at any time, have a position in the market referred to herein, and may buy or sell securities, currencies, or any other financial instruments in such markets. The information or opinion expressed in this newsletter should not be construed to be a recommendation to buy or sell the securities, commodities, currencies or financial instruments referred to herein.

The information provided in this report should not be considered a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in an account's portfolio at the time you receive this report or that securities sold have not been repurchased.

It should not be assumed that any of the securities transactions or holdings discussed here were or will prove to be profitable, or that the investment recommendations or decisions we make in the future will be profitable or will equal the investment performance of the securities discussed herein.

Investors are advised that they will not generally benefit from the rules and regulations of the United Kingdom Financial Services and Markets Act 2000 and the FSA for the protection of investors, nor benefit from the United Kingdom Financial Services Compensation Scheme, nor have access to the Financial Services Ombudsman in the event of a dispute. Investors will also have no rights of cancellation under the FSA's Conduct of Business Sourcebook of the United Kingdom.

Please remember that past performance is not a guide to future returns. Markets and currency movements can cause the value of the shares and the income from them to fluctuate and you may get back less than you invested when you decide to sell your shares.